UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.
Retirement Savings Plan
For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Trustee of the
AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The schedule of assets (held at end of year) as of December 31, 2018 and the schedule of delinquent contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan's 2018 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan's auditor since 2009.

/s/ CohnReznick LLP

Roseland, New Jersey
June 28, 2019

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Participant-directed investments:
Investments, at fair value	$52,084,405	$53,750,708

Receivables:
Notes receivable from participants	3,209,491	3,289,216
Participant contributions	3,951	164,624
Employer contributions	552	30,830
Interest and dividends	420	95
Total receivables	3,214,414	3,484,765

NET ASSETS AVAILABLE FOR BENEFITS	$55,298,819	$57,235,473
The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$1,747,338
Interest	21,033
Net investment income	1,768,371

Interest income on notes receivable from participants	153,437

Contributions:
Participants	4,129,214
Employer	747,659
Rollovers	25,539
Total contributions	4,902,412

Total additions	6,824,220

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	4,718,383
Benefits paid to participants	3,981,545
Net transfers of participant account balances to affiliated plans	48,076
Administrative expenses	12,870
Total deductions	8,760,874

NET DECREASE IN ASSETS	(1,936,654)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	57,235,473

END OF YEAR	$55,298,819
The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004; or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the Plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first 12 months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation, up to the statutory maximum of $18,500 for 2018. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $6,000 as a catch-up contribution, resulting in a maximum pre-tax contribution of $24,500 for 2018.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. A fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in ABGI common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after-tax contributions to the Plan, plus actual earnings thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon five years of service.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $2,000. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump-sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce employer contributions. As of December 31, 2018 and 2017, forfeited account balances amounted to $659 and $20,246, respectively. During 2018, $51,959 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and similar expenses are paid by the Plan.

Transfers to Affiliated Plans – Net transfers of participant account balances to affiliated plans of the Company totaled $48,076 for the year ended December 31, 2018.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including money market funds, certificates of deposit, mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.
Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, and mutual funds with quoted market prices, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying statement of changes in net assets available for benefits presents net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2018, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received distributions from the Plan, totaled $2,082 and $9,546 at December 31, 2018 and 2017, respectively.

3.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated September 27, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Loans to participants qualify as party-in-interest transactions.

At December 31, 2018 and 2017, the Plan held 41,161 and 39,487 shares, respectively, of ABGI common stock with a cost basis of $843,570 and $762,382, respectively. During 2018 and 2017, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employers.

5.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

6.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2018	2017
Net assets available for benefits per the financial statements		$55,298,819	$57,235,473
Less:	Amounts allocated to withdrawing participants	(2,082)	(9,546)
Net assets available for benefits per Form 5500		$55,296,737	$57,225,927

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018 to Form 5500:

Benefits paid to participants per the financial statements		$3,981,545
Less:	Certain deemed distributions of notes receivable from participants	(177,786)
	Amounts allocated to withdrawing participants at December 31, 2017	(9,546)
Add:	Amounts allocated to withdrawing participants at December 31, 2018	2,082
Benefits paid to participants per Form 5500		$3,796,295

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2018, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2018 to the net income per Form 5500:

Decrease in net assets available for benefits per the financial statements		$(1,936,654)
Less:	Amounts allocated to withdrawing participants at December 31, 2018	(2,082)
Add:	Net transfer of assets from the Plan (Reflected in line L-Transfer of assets on Form 5500)	48,076
	Amounts allocated to withdrawing participants at December 31, 2017	9,546
Net loss per Form 5500		$(1,881,114)

7.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2-Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

•
Cash and cash equivalents – Money market funds are valued at the closing price reported from an actively traded exchange and are classified as Level 1. Certificates of deposit are valued at amortized cost, which approximates fair value and are classified as Level 2.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts – Valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The NAV is used as a practical expedient to estimate fair value and would not be used if it is determined to be probable that the Plan would sell these investments for an amount different from the reported NAV. These investments are not included in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018:

Asset Class_______	Level 1	Level 2	Total
Cash and cash equivalents	$2,679	$2,771,845	$2,774,524
Common stock	925,292	—	925,292
Mutual funds	23,864,987	—	23,864,987
Total assets in the fair value hierarchy	$24,792,958	$2,771,845	27,564,803
Investments measured using NAV per share practical expedient (a)			24,519,602
Investments, at fair value			$52,084,405
__________

(a)
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share practical expedient of the fund (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017:

Asset Class________	Level 1	Level 2	Total
Cash and cash equivalents	$9,546	$2,475,611	$2,485,157
Common stock	1,732,670	—	1,732,670
Mutual funds	25,801,693	—	25,801,693
Total assets in the fair value hierarchy	$27,543,909	$2,475,611	30,019,520
Investments measured using NAV per share practical expedient (a)			23,731,188
Investments, at fair value			$53,750,708
__________

(a)
In accordance with Subtopic 820-10, certain investments that were measured at NAV per share practical expedient of the fund (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2018 and 2017. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Fund	2018 Fair Value	2017 Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective trusts	$24,519,602	$23,731,188	N/A	Daily	None

8.	NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the years ended December 31, 2018 and 2017.

******

Plan Number: 005
EIN: 06-0918165
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value

* Avis Budget Group, Inc.	Common stock	41,161		$925,292
Wells Fargo Stable Return Fund	Common/collective trust	268,649		14,431,806
State Street S&P 500 Index Fund	Common/collective trust	255,938		6,056,780
Northern Trust Extended Equity Market Fund	Common/collective trust	14,201		1,708,510
Northern Trust Collective All Country World Ex-US Index Fund	Common/collective trust	5,756		866,094
BlackRock US Debt Index Fund	Common/collective trust	30,738		654,139
Em Collective Inv Fund	Common/collective trust	32,277		418,305
Oppenheimer International Growth Trust	Common/collective trust	18,345		383,968
American Growth Fund of America	Registered investment fund	113,895		4,862,161
The Oakmark Equity & Income Fund	Registered investment fund	166,096		4,464,651
Federated Total Return Bond Fund	Registered investment fund	350,157		3,655,640
Prudential Jennison Growth Fund	Registered investment fund	60,494		2,213,481
Harbor Small Capital Value Fund	Registered investment fund	75,367		2,070,323
Transamerica International Equity Fund	Registered investment fund	111,621		1,735,713
MFS Value Fund	Registered investment fund	46,107		1,627,588
Deutsche Real Estate Fund	Registered investment fund	65,830		1,242,221
Vanguard Explorer Admiral Fund	Registered investment fund	11,014		856,533
Lord Abbett Bond Debenture Fund	Registered investment fund	77,405		574,345
Vanguard Inflation-Protected Securities Fund	Registered investment fund	22,971		562,331
* Various participants**	Participant loans			3,209,491
Certificates of Deposit	Cash and cash equivalents			2,771,845
Money Market Funds	Cash and cash equivalents			2,679
Total				$55,293,896
____________

*	Represents a permitted party-in-interest.
**	Maturity dates range from January 2019 to May 2033. Interest rates range from 4.25% to 6.25%.
***	Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Plan Number: 005
EIN: 06-0918165
AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$1,667,667	$178,165	$1,489,502	$—	$—

Check here if Late Participant Loan Repayments are included: ☐
See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc.
Retirement Savings Plan
For Bargaining Hourly Employees

By:     /s/ Edward P. Linnen
Edward P. Linnen
Executive Vice President and
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 28, 2019